INGERSOLL-RAND U.S. HOLDCO, INC.
800-E Beaty Street
Davidson, NC 28036

January 15, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Kathleen Krebs and Edwin Kim

Re:	Ingersoll-Rand U.S. HoldCo, Inc. Registration Statement on Form 10-12G File No. 000-56134

Dear Ms. Krebs and Mr. Kim:

In accordance with Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, Ingersoll-Rand U.S. HoldCo, Inc. hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 000-56134) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 4:00 p.m., New York City time, on January 16, 2020, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John C. Kennedy at (212) 373-3025, with written confirmation sent to the address listed on the cover of the Registration Statement to follow.

Sincerely,

/s/ Sara Walden Brown

Sara Walden Brown
Assistant Secretary